Filed by Questcor Pharmaceuticals, Inc.

Commission File No. 001-14758

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Commission File No. 001-14758

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

EVENT DATE/TIME: APRIL 07, 2014 / 12:30PM GMT

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

CORPORATE PARTICIPANTS

John Moten Mallinckrodt plc - VP of IR

Mark Trudeau Mallinckrodt plc - President & CEO

Don Bailey Questcor Pharmaceuticals - President & CEO

Matt Harbaugh Mallinckrodt plc - SVP & CFO

Steve Cartt Questcor Pharmaceuticals - COO

CONFERENCE CALL PARTICIPANTS

David Amsellem Piper Jaffray - Analyst

Chris Schott JPMorgan - Analyst

Mario Corso Mizuho Securities Co., Ltd. - Analyst

Chris Caponetti Morgan Stanley - Analyst

Douglas Tsao Barclays Capital - Analyst

David Buck Buckingham Research Group - Analyst

Sumant Kulkarni BofA Merrill Lynch - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, welcome to the Mallinckrodt, Questcor investor conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time.

(Operator Instructions).

As a reminder today’s conference call is being recorded. I would now like to introduce your host for today’s conference call, Mr. John Moten. You may begin, sir.

John Moten - Mallinckrodt plc - VP of IR

Yes, thank you. Welcome to today’s special call which will be 45 minutes in length. This is John Moten, Vice President of Investor Relations for Mallinckrodt plc.

Participating in today’s call our Mark Trudeau, President and Chief Executive Officer of Mallinckrodt; Matt Harbaugh, Senior Vice President and Chief Financial Officer of Mallinckrodt; and Don Bailey, President and CEO of Questcor Pharmaceuticals; and Steve Cartt, Chief Operating Officer of Questcor are here with us as well.

Today, Mallinckrodt and Questcor will be making some forward-looking statements and it is possible that actual results could be materially different from our current expectations. Please note that we are under no obligation to, A, update the information contained in these forward-looking statements even if actual results or future expectations change materially. We ask you to please refer to the cautionary statements contained in our SEC filings for a more detailed explanation for the inherent limitations of such forward-looking statements.

Earlier today Mallinckrodt and Questcor issued a joint press release announcing that they have entered into a definitive merger agreement under which Mallinckrodt will acquire Questcor in a transaction valued at proximally $5.6 billion. The release is available on the websites for both companies at www.mallinckrodt.com and www.questcor.com and a brief slide presentation is available as well.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

A replay of today’s call will be made available on the Investor Relations section of the Mallinckrodt website and will be posted for the next week. Please remember that until the proxy statement is filed and we are seeking shareholder approval of the proposed transaction there are limits as to how extensively either company will be able to answer questions related to the other and each may need to refer you to their publicly available documents. I will now turn the call over to Mark Trudeau, President and Chief Executive Officer of Mallinckrodt.

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, John and good morning. Today has been another incredibly exciting date in Mallinckrodt’s short life as an independent company as we announced the definitive merger agreement whereby Questcor will be acquired by Mallinckrodt in a cash and stock transaction valued at approximately $5.6 billion. The transaction, which we expect to close in the third calendar quarter of 2014, will create an increasingly diversified high-growth specialty pharmaceutical company, significantly increase our scale, revenues, cash flow and profitability and will add breadth and depth to our growing portfolio of specialty pharmaceutical brands.

We are very excited to bring together two fast-growing specialty pharmaceutical companies creating a strong sustainable platform for future revenue and earnings growth and providing exceptional value for shareholders of both Mallinckrodt and Questcor. Importantly, the acquisition will add a new large rapidly growing branded product, H.P. Acthar Gel, to our growing roster of specialty brands.

Acthar is an injectable drug approved by the US Food and Drug Administration, or FDA, for 19 indications and is increasingly used in the management of serious difficult to treat autoimmune and inflammatory conditions. By addressing unmet patient needs in a range of therapeutic areas the product has demonstrated impressive revenue growth in our past few years.

We currently expect solid double-digit revenue growth for Acthar to continue in the future driven by educational efforts and further expansion into indications currently on the Acthar label. Longer-term there’s also the possibility of adding new Acthar indications. We believe Acthar will be a strong addition to Mallinckrodt’s specialty pharmaceutical segment currently comprised of our brands, controlled substance specialty generics and active pharmaceutical ingredients, or API businesses.

Questcor and Acthar are another strategic fit for Mallinckrodt. When added to our recent acquisition of Cadence Pharmaceuticals and OFIRMEV we believe we will see significantly accelerate growth and profitability in the near term.

Although Questcor and Mallinckrodt have much in common they are strategically complementary as well. As Don said in our joint press release, both companies have significant experience and expertise in managing medicines in highly regulated complex therapeutic areas and we believe we will be able to support the continued growth of the Questcor portfolio over the long term.

Questcor owns the worldwide rights to Acthar. It both manufacturers Acthar API and markets Acthar, a naturally derived injectable hormone product that is approved by the FDA for the treatment of 19 indications including four key areas - multiple sclerosis relapses; proteinuria, associated with necrotic syndrome; certain rheumatology-related conditions and infantile spasms in children less than two years old.

Additionally, in January of 2013 Questcor acquired BioVectra, a specialty contract manufacturer and in June of 2013 Questcor acquired rights from Novartis to develop Synacthen and Synacthen Depot in the US and certain countries outside the US. BioVectra fits well with our significant expertise in manufacturing difficult-to-make therapeutics and Synacthen offers potential opportunities to provide specialty therapeutics worldwide. In addition, Questcor is currently in the early stages of evaluating Synacthen in several potential indications being considered for possible US clinical development.

I would now like to walk you through some of the top line transaction details. Questcor shareholders will receive $30 in cash and 0.897 of Mallinckrodt shares for each share of Questcor common stock. Following the completion of the merger Questcor shareholders will own approximately 49.5% of the combined Company. Upon completion of the transaction Questcor commercial operations will function as a separate business unit within Mallinckrodt specialty pharmaceutical segment.

The unit will be led by Steve Cartt, reporting directly to me and we expect additional Questcor executives will be added to Mallinckrodt’s team. Mallinckrodt will increase its Board of Directors to 12 members with the addition of 3 directors from Questcor each of whom has significant experience at the helm of specialty pharmaceutical companies.

These individuals are Angus Russell, Virgil Thompson and Don Bailey. Melvin Booth, Mallinckrodt’s current Board Chairman, will continue in that role following the close of the transaction and Mallinckrodt will also continue to be domiciled in Ireland with our principal executive office in Dublin.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Following on the heels of the Cadence acquisition, which closed on March 19 of this year, and the FDA approval of Pennsaid 2% in January and then Xartemis XR on March 12, our transaction with Questcor is expected to enhance our growth in the specialty pharmaceuticals industry in a number of key ways. As we have said consistently any transaction we consider must make solid strategic and financial sense and we believe this one does because it creates a sizable specialty pharma growth platform.

This transaction is expected to be highly and immediately accretive providing significant tax benefit, enhanced cash flow and improved profitability for the newly combined Company. We will add Acthar to our growing roster of brands. These include the recently added OFIRMEV from Cadence and our base business in EXALGO, Gablofen, Pennsaid 2% and now Xartemis XR.

With our strong portfolio of core controlled substance specialty generics and API this really accelerates our mix shift for specialty pharma. We also expect to leverage our existing global footprint to extend the value of Acthar for patients and our shareholders long term.

This transaction is also consistent with the strategic business development and licensing objectives that we have defined previously to drive growth through opportunities that fit well with our core strengths, increased profit, support our pipeline and focus on opportunities that are immediately accretive. Combining with Questcor clearly fits these criteria.

In summary, we believe that Questcor is an ideal strategic fit with Mallinckrodt, which will accelerate our progress against our goal of becoming a top quartile specialty pharmaceutical company and will create significant and sustainable value for shareholders of both companies. The companies have much in common and are complementary in critical areas allowing us to achieve with a single transaction the breadth of portfolio and channel coverage that would have been difficult and time-consuming to replicate with other smaller transactions.

Now it’s my pleasure to introduce Don Bailey, President and Chief Executive Officer of Questcor. Don?

Don Bailey - Questcor Pharmaceuticals - President & CEO

Thank you, Mark. It’s great to be here with you this morning as we announce this compelling merger within the specialty pharmaceuticals industry.

Combining our business with Mallinckrodt’s represents a great next up forward for our Company that we expect should provide enormous benefits for employees, customers and patients as well as a substantial premium for our shareholders. Let me explain why.

Every pharmaceutical business aims to provide a product that demonstrates clear therapeutic value to physicians and that makes a difference in the lives of patients. And every business of any type is trying to provide a product that customers want but is also clearly differentiated from competitive products.

If this product also has operating leverage and scalability then everyone involved, physicians, patients, employees, shareholders and other stakeholders can benefit. Acthar has all these characteristics but Questcor, despite great execution and some portfolio expansion with the acquisition of BioVectra and Synacthen, remains largely a one-product Company.

This transaction solves this key diversification issue for Questcor. Mallinckrodt shares many important characteristics with us but unlike Questcor it already has a broad portfolio. The combined Company will be even more diversified with several hard-to-manufacture specialty pharmaceutical products.

It is also expected to have solid financial and operating leverage, a favorable tax structure, and extensive pipeline consisting of both line extensions and new business opportunities, significant operating cash flow generation and proven execution. I have every expectation that the combined Company can achieve far more than Questcor could on its own.

The cash and equity structure of the merger will allow our shoulders to realize significant and immediate value and with approximately 49.5% ownership of the combined Company our shareholders will also be able to participate in the growth and value creation that we believe the combined Company is poised to deliver. Since joining Questcor I have seen firsthand how a relatively small and focused group of dedicated people can come together, set an important goal and subsequently achieve it through dogged determination and hard work. In seven short years the employees of Questcor have built a strong and growing Company and turned Acthar, a very important but long neglected product, into a franchise that is dedicated to serving the needs of patients who frequently have limited therapeutic options.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

With this merger agreement, which will combine our most important resources, namely our people and product, with those of Mallinckrodt, I am confident that we can drive our business to the next stage of growth and do even more to serve the needs of those patients. And with Mallinckrodt we have chosen a great partner to achieve that goal.

From our very first discussions with the Mallinckrodt team it was clear to me that they had a strong understanding and appreciation of what we had built here and that they placed great value on the expertise of our team and the critically important medication Acthar that we manufacture and distribute for the treatment of a variety of difficult-to-treat autoimmune and inflammatory disorders. As Mark mentioned, with Mallinckrodt’s long experience in controlled substances and nuclear medicine we have confidence in their expertise in managing medicines in highly regulated, complex therapeutic areas, a great skill set and experience base to help take Questcor and Acthar to the next level.

For all of these reasons I strongly believe Mallinckrodt is the right partner for Questcor, our employees and the patients we serve. I have also been consistently impressed with Mark and the Mallinckrodt leadership team. Mark has more than 30 years of experience in the specialty pharma space and virtually everyone on his team has a strong background in the industry.

I believe that Mallinckrodt will be an excellent story for Questcor and our products and I look forward to joining Mallinckrodt’s Board of Directors and working with Mark and the combined teams to drive the Company toward continued success. Before turning the call over to Matt Harbaugh, CFO of Mallinckrodt, to go over the specific details of the transaction, I want to make a brief comment about Questcor’s first quarter of 2014 which concluded on March 31.

Consistent with the expectations we reviewed on our February 25 earnings call our 2014 first quarter that just ended experienced some patterns similar to the first quarter of 2013. As expected prescription levels for Acthar were lower in January and increased as the quarter progressed. In fact, March was a record month for Acthar prescriptions written and a near record month for prescriptions paid and shipped.

In line with the seasonality we typically see, again as noted on the February earnings call, our expectation is that the first-quarter sales will likely be somewhat lower than the fourth quarter of 2013 but also expect to come in substantially higher than last year’s first quarter. Now I will turn the call over to Matt.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Thanks, Don and let me - my welcome to everyone on the call this morning. As Mark said, we entered into a definitive merger agreement under which Questcor shareholders will receive $30 in cash and 0.897 of Mallinckrodt shares for each share of Questcor common stock. Mallinckrodt International Finance SA has entered into debt financing commitments with Barclays Bank that together with cash on hand are sufficient to provide the funds necessary to consummate this transaction.

Mallinckrodt expects that the financing for this transaction will consist of a combination of a senior secured term loan facility and senior notes. This transaction will be immediately accretive to Mallinckrodt’s fiscal year 2014 adjusted diluted earnings per share and is expected to be significantly accretive to our adjusted diluted earnings per share in 2015.

As a reminder to those of you on the call not familiar with Mallinckrodt, our fiscal year ends in September. We will provide updated financial guidance for the combined Company at a later date following the close of the transaction.

The combined Company’s earnings profile is expected to be significantly enhanced, driven by operating and tax efficiencies in addition to very significant cash generating capabilities that we expect will enable us to deliver the combined Company very quickly, which we fully intend to do. Mallinckrodt will remain domiciled in Ireland. While Mallinckrodt’s net debt leverage ratio will improve slightly with this transaction in late fiscal year 2014 we fully expect to see a material decline in net debt leverage in 2015 as we have combined the strong cash flow that Mallinckrodt’s core businesses generate in addition to the strong cash flow that both OFIRMEV and Acthar are also expected to provide.

Upon closing of this transaction approximately 70% of the pro forma fiscal year 2014 revenues of the combined Company will come from our specialty pharmaceutical segment of branded and specialty generic pharmaceutical products as well as APIs, which also leverage Mallinckrodt’s core competency in managing controlled substances. The transaction announced today is not only consistent with our stated strategy to become a top quartile specialty pharmaceutical company but accelerates this goal significantly.

As Mark noted, Questcor has experienced solid growth over the past few years. In February of 2014, Questcor reported net sales of $798.9 million for calendar year 2013 that ended December 31 compared to net sales of $509.3 million in 2012. We expect that Questcor’s robust cash profile, $337.8 million in operating cash flow for 2013, and the underlying cash generating capabilities of Mallinckrodt will provide our combined Company with significant income that will enable us to delever relatively quickly while also delivering a robust cash flow outlook in the years to come.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Note that upon closing Mallinckrodt will present Questcor’s financial results consistent with our September fiscal year end reporting. Now I will turn the call back over to Mark and we will open up the line for questions.

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, Matt. Operator, can you open the line please?

QUESTION AND ANSWER

Operator

(Operator Instructions). David Amsellem, Piper Jaffray.

David Amsellem - Piper Jaffray - Analyst

A couple of quick questions. Number one is, what can you tell us in terms of your views on the, number one, the durability of Acthar and the barriers for potential generics and give us some color on your diligence on manufacturing there.

And then secondly, this is sort of a high-level question, there’s been no shortage of controversy surrounding Questcor over the years, so I guess can you comment generally to your level of diligence on, number one, the Company’s overall business practices, promotional practices, your views on just the overall sustainability of the products and how you feel about the merit of all of the comments and allegations that of been levied against the Company over the years. I realize it’s a high-level question but I think an important one given the unique nature of the story. Thanks.

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, David. Obviously with a transaction of this magnitude as you can imagine the degree of due diligence, the depth, the breadth, the thoroughness and the comprehensiveness of this has really been perhaps bigger and broader than anything we’ve ever done before. And of course we involved not only our own internal due diligence activities and experts but a whole variety of external third-party experts as well.

And we considered all available information both internally generated as well as all externally generated data. And we looked across the spectrum of the Questcor business, from manufacturing to R&D, to commercial, to legal and literally everything in between, and clearly we made the determination to go forward with this transaction. So obviously we feel quite good about Acthar and the Questcor business going forward.

David Amsellem - Piper Jaffray - Analyst

Okay and then on the barriers to generics. Can you speak to that more specifically? How comfortable are you with the manufacturing barriers and what is your working assumption regarding potential generics whether it’s a 505(b)(2) or even an AB-rated generic down the road?

Mark Trudeau - Mallinckrodt plc - President & CEO

So, David, as you know in our business we are quite familiar with the complex manufacturing processes by the nature of what we do, highly regulated, highly specialized substances, compounds, and chemicals. It’s essentially what Mallinckrodt is all about. And that is one of the reasons why we believe this particular transaction makes such sound strategic sense.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

During the course of our due diligence we evaluated exactly the question that you are asking. And our sense is that Acthar has a significant durability in the marketplace, that there is nothing like it in the marketplace and we believe it will be very difficult for this product to be replicated in any way from a generic perspective.

David Amsellem - Piper Jaffray - Analyst

Okay. I’ll jump back in the queue. Thanks.

Operator

Chris Schott, JPMorgan.

Chris Schott - JPMorgan - Analyst

Just had two here. First, can you just elaborate a little bit more on the tax rate and tax synergies we can think about for Questcor under Mallinckrodt’s corporate structure, just how quickly can you achieve those and just how do we think about what this asset looks like with an Irish structure?

The second question was a bigger picture one, can you just elaborate a little bit more on the bus dev and cash flow priorities of the companies going forward. We’ve now had two transactions in a fairly short period of time and neither seems to have really significant integration requirements.

I guess my question from here is, are you going to be still actively looking at deals shortly after this transaction? Is there a period of digestion, is there any reason to think we should see your pace of M&A slow down anytime soon? Thanks, very much.

Mark Trudeau - Mallinckrodt plc - President & CEO

Thank you, and let me ask Matt to address the tax question and then I will come back and discuss the business development question.

Chris Schott - JPMorgan - Analyst

Sure.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Thank you, Mark. So, I’d like to break the tax question down actually in three pieces just so that we are absolutely crystal clear on this call this morning.

So as you think about the base Mallinckrodt business what we’ve said all along is that our tax rate would go down over time and that it wouldn’t be dramatic but that it would drift down over time. And the evidence of that as you’ve seen in our quarters post spend, and in our guidance as well, we came out about 30% and our current guidance is 25% to 28%, so that’s base Mallinckrodt.

Then when we acquired Cadence we said that was going to accelerate our ability to more rapidly reduce our tax rate. And so that was a next step but it was not going to be as material as some of the larger transactions that we’ve seen in the industry over time by nature of the size of that business.

Then you layer on what we’ve announced this morning with Questcor and the way we are thinking about it is is Questcor’s tax rate is where Mallinckrodt was under Covidien, in the low to mid 30%s. And so we should see a pretty immediate benefit of roughly 10% decline by nature of bringing Questcor in against their current tax rate.

So this will all help us from a tax rate viewpoint but again it’s going to glide past down with all of the advents of what I just walked you through. Before I turn the call back over to Mark, as it relates to your question around cash, I would strongly encourage you to look at the cash flow generating capabilities of Questcor.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

It’s pretty incredible what they offer. And so our focus here is really going to be on delevering in the coming months, but there is room within the combined cash flow profile for some modest BD&L. So with that I will turn it over to Mark.

Mark Trudeau - Mallinckrodt plc - President & CEO

Yes, so let’s talk about BD&L because you are absolutely correct we have taken some significant moves here on the external development front to really develop a significantly enhanced specialty pharmaceutical platform. And if you recall when we described the strategy for Mallinckrodt we said that that’s what the Company was going to focus on, to drive growth by focusing on specialty pharmaceuticals.

And we also said that we were going to do that both organically by developing some of our own products in our R&D pipeline, and we have brought a couple of those products to market now in Pennsaid 2% and Xartemis XR, both of which were just approved this calendar year. But we have also now taken in the last two transactions with Cadence and now Questcor an opportunity to further enhance our spec pharma growth platform.

The Cadence acquisition was designed to create a platform for growth in the hospital channel. We entered that hospital channel through a pain asset that we know quite well, which is IV acetaminophen. Acquisition of Questcor, this merger that we are just announcing, creates an even broader spec pharma platform but one that is actually quite focused in highly specialized parts of the pharmaceutical industry, a couple of which we know quite well including neurology and rheumatology.

And so as we think now about business development going forward we clearly have a blueprint or a pathway for additional assets that we are likely to acquire over time. One would clearly to be to roll up assets in the hospital channel because we built that platform and we can bring in additional assets without requiring any incremental SG&A. With the Questcor acquisition we have now focused both our R&D activities and our future BD&L activities around some very specialized parts of the pharmaceutical industry including therapeutic areas like neurology, rheumatology, nephrology and pulmonology.

And as Matt described one of the beautiful things about this transaction is it enables us to very rapidly deliver the Company. So that will give us over time certainly the financial flexibility to bring on additional assets to further enhance our spec pharma portfolio.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

And I would add just one more comment before we go on to the next caller, which is we view, as we close this transaction, kind of a high water mark of our net debt leverage of which we are going to chip away at as we move forward in coming months.

Chris Schott - JPMorgan - Analyst

Thanks very much.

Operator

Mario Corso, Mizuho.

Mario Corso - Mizuho Securities Co., Ltd. - Analyst

Good morning, and congratulations on the transaction. I’m wondering if you can talk a little bit about synergy and scale that you think would be there I guess specifically in the rheumatology area where you have a relatively new and growing commercial presence.

Also wondering on the international side what you think about the potential being there? Thanks very much.

Mark Trudeau - Mallinckrodt plc - President & CEO

So let me take that question. In terms of scale, certainly this gives us a significantly enhanced scale in some of the therapeutic specialty areas that I just described.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Of course we have a bit of a presence now in neurology and rheumatology with our pain franchise and also our spasticity product, Gablofen, but it’s relatively modest. Clearly with the addition of Questcor and Acthar, our scale and focus in those two therapeutic areas is significantly enhanced.

However, in terms of synergy, much like the situation with the Cadence acquisition, this transaction is less about synergies and it is more about building growth platforms for the business. So while there will clearly be significant tax synergies as a result of this transaction and some G&A synergies over time, the real objective of this was to build out this growth opportunity and platform for future development of the portfolio longer term.

That includes the international marketplace as well. As you I’m sure are aware Mallinckrodt does have an international footprint. We operate and sell our products currently in about 70 countries worldwide.

At this point Acthar is primarily a US asset and Synacthen is a relatively small asset but it is sold in some markets around the world. Clearly by bringing the two companies together Mallinckrodt’s global footprint as well as the product portfolio of Questcor being Acthar and Synacthen gives us the opportunity now to consider certain select markets internationally where we can introduce those products and provide additional avenues of growth.

Operator

Chris Caponetti, Morgan Stanley.

Chris Caponetti - Morgan Stanley - Analyst

Thank you for taking my questions and my congratulations on this financially compelling transaction. I have three for you guys.

First, Matt, you mentioned something about your ability to lower Questcor’s tax rate by about 10 percentage points. Does that include the interest tax shield on the new debt you are raising question?

And then I think after Cadence you had been discussing pro forma leverage, something in the high 4 times, how should we think about leverage pro forma for Questcor, how much is it going to delever the balance sheet? And then finally, I’m sorry if I missed this, what interest rate or range of rates should we be assuming for the new debt? Thank you.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Sure, thanks for the questions. So, as it relates to the tax rate I was specifically referring to Questcor coming into the fold. So we will realize an immediate benefit in the tax rate as they come in as they are rolled up into Mallinckrodt’s Irish domicile tax structure and there would be further benefit as it relates to the debt when we bring that on.

As it relates to leverage, as I said earlier we will be at our high water mark as we close this transaction from a net debt leverage perspective. We are seeing strong cash flow coming out of our business and so our goal here on the debt that we will be going out and acquiring, we will use some of our cash off our balance sheet to further minimize the interest expense.

By nature of the debt that we are looking at taking on, a secured term loan facility, in particular, we will see the interest rate expense being higher than what we were able to deal with both Cadence as well as the debt we got prior to spend. But our goal here is to pay down that high interest debt as quickly as possible and so our goal is not to exceed a net debt leverage of 5 as we move forward and to use the cash to pay down debt as quickly as possible.

Chris Caponetti - Morgan Stanley - Analyst

Great, thank you. And then just a quick follow-up. How competitive was the process for Questcor, any color there?

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Mark Trudeau - Mallinckrodt plc - President & CEO

Yes, perhaps Don is best positioned to answer that question?

Don Bailey - Questcor Pharmaceuticals - President & CEO

Well, I think it’s best left that we not really discuss any of the details here of what happened. You will have to wait for the proxy.

Chris Caponetti - Morgan Stanley - Analyst

Got it. Thanks very much for the question.

Operator

Douglas Tsao, Barclays.

Douglas Tsao - Barclays Capital - Analyst

Mark, just perhaps as a follow up, when we think about how we should be thinking about this sort of transaction in terms of positioning the Company from a channel or therapeutic focus right now, obviously with Cadence you really expanded your hospital channel presence and it seemed like it was an area of focus for you and now we are moving into a new area, so how are you thinking about both organic product development as well as further business development in terms of areas of focus for Mallinckrodt?

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, Doug. The way I would think about this is just as I described before, what we’ve been all about here is creating this dynamic specialty pharmaceutical business that has the breadth and depth to drive growth and profitability in some of the parts of the market where we will have a sustainable competitive advantage and the marketplace itself is fairly complex and highly specialized. And that, we believe, is appropriate in the hospital given the assets, or the asset acquisition that we did with Cadence and it is also quite similar here to what we are doing with Questcor.

This actually enables us to really focus, and if you recall six months ago or so we were talking about looking for natural adjacencies to our pain business and our specialty generic business that is focused on opioid-based pain products and we clearly did that by focusing initially on pain in the hospital but opening up that channel. Here now we are clearly giving a very, I think, distinct direction to where we are going to head from both a BD&L and an R&D perspective and that is to focus on some very specialized therapeutic areas.

And we listed some of those including rheumatology, neurology, now nephrology and pulmonology. And really Questcor and Acthar gives us a nice base, a solid foundation upon which to build that focus. So as we look at either business development going forward or R&D, we now have the platform across our pain franchise and our therapeutic area immunology franchise that Questcor and Acthar brings to really focus our activities going forward into those highly specialized areas.

Douglas Tsao - Barclays Capital - Analyst

Okay, great. And then just as a follow up, obviously, Mark, for Mallinckrodt the business development focus has been now for the most part almost exclusively on acquiring companies. To what extent does that going to continue to be the priority, or are you looking for in licensing and product acquisition opportunities as well?

Mark Trudeau - Mallinckrodt plc - President & CEO

Well, certainly we are going to look at all opportunities going forward and capture those that are going to deliver the greatest value to shareholders that are going to be complementary now with the platforms that we have built. So we wouldn’t rule out any type of transaction style, if you will, whether it’s acquisition of companies, licenses or the acquisition of development assets.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Douglas Tsao - Barclays Capital - Analyst

Okay, great. Thank you.

Operator

David Buck, Buckingham Research.

David Buck - Buckingham Research Group - Analyst

Couple of quick ones. First, on the review of the merger my understanding on Synacthen, and it may be incorrect, but my understanding was that it did not undergo FDC review, that it was below the HSR limit previously.

Would you expect that to be reviewed more closely as part of this transaction review in the US? And then separately, can you talk a little bit about what kind of feelers you have had or due diligence you have had in terms of companies working on AB-rated generics for Acthar?

And just one final one for Don, can you talk a little bit about what you have said in terms of growth for this year? Mark, you talked about double-digit growth for Acthar, but there’s about a 33% growth rate for this year from consensus, and about 14% for next year, so was just curious where there’s a difference of opinion. Thanks.

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, David. I’m going to ask Steve Cartt, who’s on the line, to take the first couple of questions, then we’ll turn it back to Don for the last one.

Steve Cartt - Questcor Pharmaceuticals - COO

Sure, Mark, so I believe that the question was regarding Synacthen. Would you mind repeating that question?

David Buck - Buckingham Research Group - Analyst

Sure, when the drug was licensed from Novartis my understanding was that the transaction size did not meet HSR requirements, so it was not reviewed. Was that the case and would you expect a more full review as part of the merger?

Steve Cartt - Questcor Pharmaceuticals - COO

That was the case and I probably won’t want to comment on the other aspect of it.

Don Bailey - Questcor Pharmaceuticals - President & CEO

I think that’s a legal question. Obviously this transaction is of a size that it is going to require HSR review, but don’t know why the two would tie together?

Mark Trudeau - Mallinckrodt plc - President & CEO

Then Don, I think David had an additional question on Acthar growth rate.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Don Bailey - Questcor Pharmaceuticals - President & CEO

We historically have not provided any guidance and so you have to go pretty much from the trajectories of what you’re seeing in our past. Questcor has seen significant growth because of Acthar’s growth.

Last year I think our sales grew about 60%. Acthar saw significant growth in rheumatology.

When you look at the market penetration for Acthar it’s very low. Currently we have about 8,000, or 9,000 prescriptions a year and we are probably looking at a total market that’s, just for the Acthar subsegments of these markets where Acthar is promoted of well over 0.25 million patients.

So clearly that’s a very low penetration rate and especially in rheumatology where we have only been in that market for a year. So I don’t think we will be able to give you specific numbers, but Steve, maybe you could provide a little bit of color on some of the four key markets for Acthar and what you see as far as their relative maturity and growth prospects?

Steve Cartt - Questcor Pharmaceuticals - COO

Yes, sure Don. So the key markets for us our infantile spasms, which of course is kind of the historical use of the drug over the last several decades. I would say that’s a fairly mature market.

We probably won’t see much growth over time in IS. In MS relapse, which is an area we began to actively promote in 2008, it’s one of our more mature markets. We would expect to see modest growth over time.

We had some pretty sizable growth over the first two to three years. So we are in more of a modest growth phase with MS relapse.

In nephrotic syndrome, which is currently our largest market, we are also in a fairly modest growth phase there as well. One of our newest areas is in rheumatologic conditions. We have several indications, dermatomyositis, polymyositis, lupus, rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis.

So we have a nice list of rheumatological indications in that area and we began the promotional effort there in early 2013 and we are continuing to see very strong growth in rheumatology. So we expect that will be a growth driver for us for some time to come.

We have recently begun a pilot or a test selling effort in pulmonology, which is our newest area, for an indication known as symptomatic sarcoidosis. It’s largely a pulmonary condition.

This pilot effort has been underway for about three months now and so we’re seeing some good early positive results there. Prescribing is happening and we are seeing prescriptions being shipped and getting positive feedback from doctors at this early point. But it’s still very early but the results so far are encouraging there, so those are really our key areas of activity for Acthar.

Operator

Sumant Kulkarni, Bank of America.

Sumant Kulkarni - BofA Merrill Lynch - Analyst

Thanks for taking my questions. I have a couple and I last quoted them up front.

The first one is, we know that there’s all kinds of complications in potentially genericizing this product but from a financial standpoint, Matt, how are you thinking about the duration of this asset for your planning purposes? And the second one is, we know that there are some percentage of asset-based restrictions on potentially divesting your arguably non-core imaging business. Can you remind us what those restrictions are and how would those change with this transaction as a percentage of assets?

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Sure. So from a financial duration of the asset, as Mark mentioned earlier, we did extensive due diligence as to what the competitive landscape is out there in the marketplace. And so we do think that this is a durable product as we move forward into the future.

As it relates to divesting non-core assets within the base Mallinckrodt business, the limitation that we have is really in the tax matters agreement with Covidien is related to the asset structure that we had at the time of spin in late June, early July of last year and so that doesn’t change. That asset-base does not change.

So what we have said is that we can look at divestitures but we do have that limitation that we need to make sure we take into consideration. As far as adding in assets such as Cadence and Questcor, there are very limited restrictions, there’s really no restrictions for us really to do what we need to do to build out the business.

As it relates to the financials I really do think that the tax benefits that I mentioned earlier, the fact that we are going to roll Questcor into our current tax structure and see that improvement in our underlying tax structure, that I would say is very durable. And clearly the enhanced cash flow profile and the improved profitability certainly also helps us as we move forward into the future. So if we do see some competition obviously the amount of cash that we will have will certainly enable us to maneuver from a business viewpoint well into the future.

Sumant Kulkarni - BofA Merrill Lynch - Analyst

Thanks.

Operator

This concludes the question-and-answer portion of today’s conference. I’d like to turn the conference back over to Mark and Don for closing remarks.

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, operator. Before I close the call down would you like to make some closing comments?

Don Bailey - Questcor Pharmaceuticals - President & CEO

Thanks, Mark. I’d like to take just a moment to once more express my deep appreciation and admiration for the Questcor employees and the work they have done to bring us to where we are today. This is a great deal for both companies and all Questcor and Mallinckrodt shareholders. I’m excited about the opportunities ahead of us. Mark?

Mark Trudeau - Mallinckrodt plc - President & CEO

Thanks, Don, and thanks to all of you for joining us today on such short notice and for your questions. As a reminder, materials concerning today’s announcement and a replay of this call will be available on the Investor Relations section of the Mallinckrodt website.

As I said at the beginning of the call, today is an exciting day for both Mallinckrodt and Questcor. Upon the successful close of this transaction Don and I both believe that by coming together our new combined Company will be a stronger hold with a breadth of portfolio and channel coverage that would have been much more difficult and time-consuming for either firm to achieve on its own.

The combination of Mallinckrodt and Questcor will create a significant and sustainable global platform for future revenue and earnings growth. At the same time it will also capitalize on the new Mallinckrodt’s foundation of hard-to-manufacture products and a favorable tax structure.

In short, the merger of Questcor into Mallinckrodt makes enormous strategic sense and should produce substantial value for our shareholders, employees and customers as well as the patient populations we aim to serve. And combined with the Cadence transaction that we closed in March this represents another major step forward for Mallinckrodt in achieving our goal of becoming a top-tier, specialty pharmaceutical company while providing us the financial capacity for continued growth. Thanks for your interest in Mallinckrodt and Questcor and for joining us on today’s call.

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals

Operator

Ladies and gentlemen this does conclude today’s presentation. You may now disconnect. Have a wonderful day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt plc (“Mallinckrodt”) and Questcor Pharmaceuticals, Inc. (“Questcor”) operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement

APRIL 07, 2014 / 12:30PM GMT, MNK - Mallinckrodt Plc Conference Call to discuss Acquisition of Questcor Pharmaceuticals and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014. Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.